SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 6, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s Press Release dated October 5, 2005 re offering of a EUR2 billion bond

Paris, October 5, 2005

France Telecom: offering of a EUR2 billion bond

This transaction specifically forms part of the financing of the acquisition of 80% of the Spanish mobile operator Amena

With the acquisition of Amena, thus financed, France Telecom will benefit from an optimal European footprint from the outset of the NExT program

France Telecom has closed a EUR2 billion bond offering in two tranches:

Currency	Format	Term	Notional	Coupon	Re-offer spread
Euro	Fixed-rate	1-year	1 billion	3%	27 bp
Euro	Fixed-rate	1-year	1 billion	3.625%	49 bp

In this way, the Group has financed a strategic operation capitalizing on particularly attractive interest rates. This will be France Telecom’s only benchmark Euro issue for 2005.

Press Contacts:

+33 (0)1 44 44 93 93

Nilou du Castel	nilou.ducastel@francetelecom.com
Sébastien Audra	sebastien.audra@francetelecom.com
Bertrand Deronchaine	bertrand.deronchaine@francetelecom.com

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

France Telecom	6 Place d’Alleray	Telephone: + 33 1 44 44 22 22
Corporate Communication	75505 Paris cedex 15	Fax : + 33 1 44 44 80 34
France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 6, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information